September 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bradley Ecker

Re:	Volta Inc. Registration Statement on Form S-3

File No. 333-267374

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Volta Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 to become effective on Tuesday, September 20, 2022, at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

Very truly yours,

VOLTA INC.

By:	/s/ Michelle Kley
Name:	Michelle Kley
Title:	Executive Vice President, Chief Legal Officer and Secretary

cc:	Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP